                                                                      EXHIBIT 99

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED FINANCIAL STATEMENTS AND
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
- --------------------------------------------------------------------------------

                      CONSOLIDATED STATEMENT OF INCOME AND
                   AVAILABLE SEPARATE CONSOLIDATED NET INCOME
                                  (UNAUDITED)

                                                                                   SIX MONTHS ENDED
                                                            SECOND QUARTER             JUNE 30,
                                                         --------------------    --------------------
                                                           1996        1995        1996        1995
                                                         --------    --------    --------    --------
                                                            (DOLLARS IN MILLIONS EXCEPT PER SHARE
                                                                           AMOUNTS)
Revenues
  Net sales
     Outside customers................................   $2,531.2    $2,346.1    $4,970.1    $4,508.7
     General Motors and affiliates....................    1,501.4     1,362.4     2,676.1     2,766.6
  Other income -- net (Note 2)........................       29.9        15.1       153.0        27.1
                                                         --------    --------    --------    --------
       Total Revenues.................................    4,062.5     3,723.6     7,799.2     7,302.4
                                                         --------    --------    --------    --------
Costs and Expenses
  Cost of sales and other operating charges, exclusive
     of items listed below............................    3,094.6     2,829.8     5,891.1     5,606.8
  Selling, general, and administrative expenses.......      358.0       300.2       658.3       548.7
  Depreciation and amortization.......................      129.6       125.3       261.2       241.0
  Amortization of GM purchase accounting adjustments
     related to Hughes Aircraft Company (Note 3)......       30.6        30.9        61.2        61.9
  Interest expense -- net.............................        1.4         1.1         6.6         4.4
                                                         --------    --------    --------    --------
     Total Costs and Expenses.........................    3,614.2     3,287.3     6,878.4     6,462.8
                                                         --------    --------    --------    --------
Income before Income Taxes............................      448.3       436.3       920.8       839.6
Income taxes..........................................      172.3       178.8       363.7       344.2
                                                         --------    --------    --------    --------
Net Income............................................      276.0       257.5       557.1       495.4
Adjustments to exclude the effect of GM purchase
  accounting adjustments related to Hughes Aircraft
  Company
  (Note 3)............................................       30.6        30.9        61.2        61.9
                                                         --------    --------    --------    --------
Earnings Used for Computation of Available Separate
  Consolidated Net Income.............................   $  306.6    $  288.4    $  618.3    $  557.3
                                                         ========    ========    ========    ========
Available Separate Consolidated Net Income (Note 3)
  Average number of shares of GM Class H Common Stock
     outstanding (in millions) (Numerator)............       98.2        95.4        97.8        94.8
  Class H dividend base (in millions) (Denominator)...      399.9       399.9       399.9       399.9
  Available Separate Consolidated Net Income..........   $   75.2    $   68.8    $  151.2    $  132.1
                                                         ========    ========    ========    ========
     Net earnings attributable to General Motors Class
       H Common Stock on a per share basis (Note 3)...      $0.77       $0.72       $1.55       $1.39
                                                         ========    ========    ========    ========

Reference should be made to the Notes to Consolidated Financial Statements.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET




                                                                      JUNE 30,     DECEMBER 31,
                                                                        1996           1995
                                                                     -----------   ------------
                                                                     (UNAUDITED)
                                                                         (DOLLARS IN MILLIONS
                                                                       EXCEPT PER SHARE AMOUNT)
                              ASSETS
Current Assets
  Cash and cash equivalents.......................................    $ 1,000.1        $  1,139.5
  Accounts and notes receivable
     Trade receivables (less allowances)..........................      1,259.7           1,235.6
     General Motors and affiliates................................        129.5             146.7
  Contracts in process, less advances and progress payments.......      2,754.0           2,469.2
  Inventories (less allowances)
     Productive material, work in process, and supplies...........      1,327.6           1,060.4
     Finished product.............................................        155.6             165.1
  Prepaid expenses, including deferred income taxes...............        592.7             594.3
                                                                      ---------        ----------
       Total Current Assets.......................................      7,219.2           6,810.8
Property-Net......................................................      2,813.6           2,739.2
Telecommunications and Other Equipment-Net........................      1,078.1           1,175.1
Intangible Assets, net of amortization............................      3,532.3           3,573.7
Investments and Other Assets, including deferred income taxes --
  principally at cost (less allowances)...........................      1,638.8           1,675.6
                                                                      ---------        ----------
Total Assets......................................................    $16,282.0        $ 15,974.4
                                                                      =========        ==========
               LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
  Accounts payable
     Outside......................................................    $   872.0        $    748.7
     General Motors and affiliates................................         39.3              52.2
  Advances on contracts...........................................        925.9             893.7
  Notes and loans payable.........................................        270.9             432.5
  Income taxes payable............................................        128.0             190.8
  Accrued liabilities.............................................      1,987.4           1,990.9
                                                                      ---------        ----------
       Total Current Liabilities..................................      4,223.5           4,308.8
                                                                      ---------        ----------
Long-Term Debt and Capitalized Leases.............................        107.6             258.8
                                                                      ---------        ----------
Postretirement Benefits Other Than Pensions (Note 4)..............      1,638.3           1,610.6
                                                                      ---------        ----------
Other Liabilities, Deferred Income Taxes, and Deferred Credits....      1,417.9           1,270.5
                                                                      ---------        ----------
Stockholder's Equity
  Capital stock (outstanding, 1,000 shares, $0.10 par value) and
     additional paid-in capital...................................      6,344.8           6,338.1
  Net income retained for use in the business.....................      2,689.0           2,323.9
                                                                      ---------        ----------
       Subtotal...................................................      9,033.8           8,662.0
  Minimum pension liability adjustment............................       (108.6)           (108.6)
  Accumulated foreign currency translation adjustments............        (30.5)            (27.7)
                                                                      ---------        ----------
       Total Stockholder's Equity.................................      8,894.7           8,525.7
                                                                      ---------        ----------
Total Liabilities and Stockholder's Equity........................    $16,282.0        $ 15,974.4
                                                                      =========        ==========

Reference should be made to the Notes to Consolidated Financial Statements.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)

                                                                              SIX MONTHS ENDED
                                                                                  JUNE 30,
                                                                            --------------------
                                                                              1996        1995
                                                                            --------    --------
                                                                                (DOLLARS IN
                                                                                 MILLIONS)
Net Cash Provided by Operating Activities................................   $  357.6    $  461.3
                                                                            --------    --------
Cash Flows from Investing Activities
  Investment in companies, net of cash acquired..........................      (28.7)     (154.6)
  Expenditures for property and special tools............................     (293.9)     (225.6)
  Increase in telecommunications and other equipment.....................      (91.2)      (43.4)
  Proceeds from sale and leaseback of satellite transponders with General
     Motors Acceptance Corporation.......................................      252.0          --
  Proceeds from disposal of property.....................................       31.4        37.6
  Proceeds from sale of investments and businesses.......................         --        17.5
  Decrease (increase) in notes receivable................................        0.7       (24.7)
                                                                            --------    --------
  Net Cash Used in Investing Activities..................................     (129.7)     (393.2)
                                                                            --------    --------
Cash Flows from Financing Activities
  Net decrease in notes and loans payable................................     (311.6)      (65.7)
  Increase in long-term debt.............................................       15.3        11.1
  Decrease in long-term debt.............................................      (16.5)      (10.2)
  Proceeds from sale of minority interest in subsidiary..................      137.5          --
  Cash dividends paid to General Motors..................................     (192.0)     (184.0)
                                                                            --------    --------
  Net Cash Used in Financing Activities..................................     (367.3)     (248.8)
                                                                            --------    --------
Net decrease in cash and cash equivalents................................     (139.4)     (180.7)
Cash and cash equivalents at beginning of the period.....................    1,139.5     1,501.8
                                                                            --------    --------
Cash and cash equivalents at end of the period...........................   $1,000.1    $1,321.1
                                                                            ========    ========

Reference should be made to the Notes to Consolidated Financial Statements.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1.

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting of only normal recurring items) which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year. For further information, refer to the consolidated financial statements and notes thereto included in General Motors' 1995 Annual Report on Form 10-K, as amended.

NOTE 2.

     Other income -- net for the six months ended June 30, 1996 includes a $120.3 million pre-tax gain from the sale of a 2.5% equity interest in DIRECTV(R) to AT&T.

NOTE 3.

     Earnings attributable to General Motors Class H common stock on a per share basis have been determined based on the relative amounts available for the payment of dividends to holders of the GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes). Dividends on the GM Class H common stock are declared by GM's Board of Directors out of the Available Separate Consolidated Net Income of Hughes earned since the acquisition of Hughes Aircraft Company by GM. The Available Separate Consolidated Net Income of Hughes is determined quarterly and is equal to the separate consolidated net income of Hughes, excluding the effects of GM purchase accounting adjustments arising from the acquisition of Hughes Aircraft Company (Earnings Used for Computation of Available Separate Consolidated Net Income), multiplied by a fraction, the numerator of which is a number equal to the weighted average number of shares of GM Class H common stock outstanding during the period and the denominator of which was 399.9 million during the second quarters of 1996 and 1995.

     The denominator used to determine the Available Separate Consolidated Net Income of Hughes is adjusted as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class H common stock and to reflect certain transfers of capital to or from Hughes. The GM Board's discretion to make such adjustments is limited by criteria set forth in GM's Restated Certificate of Incorporation. In this regard, the GM Board has generally caused the denominator to decrease as shares are purchased by Hughes, and to increase as such shares are used, at Hughes expense, for Hughes employee benefit plans or acquisitions.

     Dividends may be paid on GM Class H common stock only when, as, and if declared by the GM Board of Directors in its sole discretion. The current policy of the GM Board with respect to GM Class H common stock is to pay quarterly cash dividends at an annual rate approximately equal to 35% of the Available Separate Consolidated Net Income of Hughes for the prior year.

NOTE 4.

     Hughes has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations", "liabilities", or "obligations". Notwithstanding the recording of such amounts and the use of these terms, Hughes does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of Hughes (other than pensions) represent legally enforceable liabilities of Hughes.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- CONCLUDED
                                  (UNAUDITED)

NOTE 5.

     As previously reported, Hughes has maintained a suit against the U.S. Government since September 1973, regarding the Government's infringement and use of a Hughes patent (the "Williams Patent") covering "Velocity Control and Orientation of a Spin Stabilized Body," principally satellites. On June 17, 1994, the U.S. Court of Claims awarded Hughes damages of $114 million. Because Hughes believed that the record supported a higher royalty rate, it appealed that decision. The U.S. Government, contending that the award was too high, also appealed. On June 19, 1996, the Court of Appeals for the Federal Circuit affirmed the decision of the Court of Claims which awarded Hughes $114 million in damages, together with interest. The time period to appeal has not yet expired and accordingly the decision is not yet final. Hughes is unable to estimate the duration of any such possible appeals. In the opinion of management of Hughes, there is a reasonable possibility that this matter could be resolved in the near term. While no amount has been recorded in the financial statements of Hughes to reflect the $114 million award, a resolution of this matter could result in a gain that would be material to the earnings of General Motors attributable to Class H common stock.

                                  * * * * * *

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

     The following discussion excludes the purchase accounting adjustments related to General Motors' acquisition of Hughes Aircraft Company (see Supplemental Data beginning on page 51).

RESULTS OF OPERATIONS

     Hughes reported 1996 second quarter earnings, before the effects of purchase accounting adjustments related to General Motors' acquisition of Hughes Aircraft Company, of $306.6 million, a 6.3% increase from the $288.4 million reported in the second quarter of 1995. Earnings per share of GM Class H common stock increased 6.9% to $0.77 per share from $0.72 per share in the second quarter of 1995.

     For the first six months of 1996, net income increased 10.9% to $618.3 million compared with $557.3 million reported in the same period in 1995. Earnings per share increased 11.5% to $1.55 from $1.39 per share in the first six months of 1995.

     Revenues for the second quarter of 1996 were $4,062.5 million, a 9.1% increase from the $3,723.6 million reported in the second quarter of 1995. Revenues for the first six months of 1996 increased to $7,799.2 million, a 6.8% increase from the $7,302.4 million reported in the first half of 1995. Costs and expenses as a percentage of revenues increased slightly to 88.2% from 87.5% in the second quarter of 1995. For the six months ended June 30, 1996, costs and expenses as a percentage of revenues decreased slightly to 87.4% from 87.7% in the comparable 1995 period. Income taxes were $172.3 million, or 36.0% of income before income taxes, for the quarter compared with $178.8 million, or 38.3% of income before income taxes, in the comparable quarter of 1995. For the first six months of 1996, income taxes were $363.7 million, or 37.0% of income before income taxes, compared with $344.2 million, or 38.2% of income before income taxes, in the comparable 1995 period.

     Operating profit was $450.4 million for the second quarter, essentially unchanged from the operating profit of $453.2 million reported during the comparable period in 1995. The operating profit margin on the same basis was 11.2% for the quarter compared with 12.2% in the second quarter of 1995. Operating profit for the first six months of 1996 was $835.6 million, a 4.9% decrease from the $878.8 million in the same period last year. The operating profit margin on the same basis for the first six months of 1996 was 10.9% compared with 12.1% in the prior year's period.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

     Second quarter revenue growth was attributable to increases at each of Hughes' three business segments, particularly Telecommunications and Space where revenues were propelled by higher commercial satellite manufacturing sales, continued DIRECTV(R) subscriber growth and increased sales of cellular communications equipment. Additionally, the 1995 acquisition of Magnavox Electronic Systems Company (Magnavox) in the Aerospace and Defense Systems segment and international and domestic sales growth in the Automotive Electronics segment contributed to the increase in revenues. The improved earnings were primarily a result of the higher satellite manufacturing and cellular communications equipment sales and a decrease in the effective tax rate resulting from the favorable resolution of certain tax contingencies. These earnings increases more than offset the impact of lower operating profit margins in the Automotive Electronics and Aerospace and Defense Systems segments. The lower operating profit margin in the Automotive Electronics segment was primarily due to price reductions resulting from competitive pricing in connection with GM's global sourcing initiative and continued investment in international expansion. The lower operating profit margin in the Aerospace and Defense Systems segment was attributable to a continued shift from production programs to engineering and development programs, and growth in information systems and services revenues.

     The increase in revenues for the six months ended June 30, 1996, when compared with the comparable period in 1995, was primarily the result of increased Telecommunications and Space segment revenues driven by DIRECTV subscriber growth, a gain recognized in the first quarter of 1996 from the sale of a 2.5% equity interest in DIRECTV to AT&T, and higher sales of commercial satellites and Galaxy satellite transponders. Aerospace and Defense Systems segment revenues were also higher in the first six months of 1996 principally due to the 1995 acquisitions of CAE-Link and Magnavox. These increases more than offset the reduced revenues in the Automotive Electronics segment resulting from lower first quarter GM production volumes related to a 17-day strike at two GM component plants. The Automotive Electronics segment accounted for the majority of the decline in operating profit and operating profit margin primarily due to the aforementioned GM strike and continued price reductions. The earnings improvement was primarily due to the gain recognized from the sale of 2.5% of DIRECTV to AT&T and a decrease in the effective tax rate which more than offset the reduced operating profit.

     The Automotive Electronics segment reported revenues for the quarter of $1,554.0 million, an increase of 4.7% from revenues of $1,484.8 million for the same period in 1995. The increase reflects a 1.8% increase in GM vehicles produced in the United States and Canada (excluding joint ventures) and a 3.0% increase in Hughes-supplied electronic content in these vehicles(from $870 per vehicle to $896 per vehicle). In addition, international and non-GM sales were $259 million, a 19.9% increase from the $216 million reported in last year's second quarter. Operating profit decreased 5.0% in the second quarter to $236.4 million from $248.8 million for the comparable period in 1995. The decline was primarily due to price reductions resulting from competitive pricing in connection with GM's global sourcing initiative and the impact from continued investment in international expansion. These factors were partially offset by increased production volumes and electronic content, and continued cost reduction efforts. As a result, second quarter operating profit margin declined to 15.3% from 17.0% in 1995.

     As the principal supplier of automotive electronics to General Motors' North American Operations unit, Hughes' sales of automotive electronics will continue to be heavily dependent on General Motors production of vehicles in North America, the level of Hughes-supplied electronic content per vehicle, and the price of such electronics. In addition, the global market for such products is highly competitive. In response to this competitive environment, the segment's strategy is to continue efforts to increase non-GM NAO sales, make strategic acquisitions and forge international alliances, reduce costs aggressively each year, and increase electronic functionality through a focus on safety, security, communications, and convenience. In order to achieve certain of these strategic objectives, the segment will seek to improve its systems capability both internally and by developing key design, manufacturing and marketing alliances and other relationships with mechanical and electrical automotive component suppliers.

     The Telecommunications and Space segment revenues for the quarter were $951.9 million, an increase of 27.4% over revenues of $747.4 million reported in the prior year's second quarter. The growth was principally

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

due to increased commercial satellite manufacturing and cellular communications equipment sales as well as continued DIRECTV subscriber growth, which were partially offset by reduced Galaxy(R) satellite transponder sales. Operating profit in the second quarter increased 24.2% to $57.0 million compared with $45.9 million reported in the same period in 1995. This increase was primarily the result of the higher satellite manufacturing and cellular communications equipment sales, in part offset by reduced Galaxy satellite transponder sales and increased DIRECTV marketing expenses. Second quarter operating profit margin of 6.0% was comparable to the 6.1% reported in 1995.

     The global telecommunications industry is experiencing a period of rapid growth and change providing industry participants with many opportunities for strategic growth as well as vigorous competition. The Telecommunications and Space segment intends to continue to expand its offerings from being primarily a supplier of hardware to becoming a provider of hardware and video, voice, and data services worldwide. This strategy requires significant current and future investment in order to maintain and enhance the segment's competitive position with respect to existing products and to take advantage of the growth opportunities presented, as well as the formation of strategic alliances to compete in the very competitive global marketplace.

     The Aerospace and Defense Systems segment second quarter 1996 revenues were $1,510.4 million, a 5.4% increase over revenues of $1,432.5 million reported in the same period in 1995. The growth was principally due to additional revenues resulting from the December 1995 acquisition of Magnavox. Operating profit for the period declined 1.3% to $161.4 million compared with $163.6 million for the second quarter of 1995. The operating profit margin in the period declined to 10.7% from 11.5% in the second quarter of 1995 primarily due to a continued shift from production programs to engineering and development programs, and growth in information systems and services revenues.

     The continuing consolidation of businesses in the defense industry is resulting in increased competitive pressures for the Aerospace and Defense Systems segment that could impact future operating results. In response to this environment, the Hughes strategy is to strengthen its leadership positions through acquisitions, consolidations, realignments, and divestitures, strive to be the low-cost provider, use technology to capture market share, expand international sales, and broaden its customer base.

     Statements made concerning the ongoing financial performance, strategies and possible future actions which Hughes intends to pursue to achieve the strategic objectives for each of its three principal business segments constitute forward-looking information. The implementation of these strategies and of such future actions and the achievement of such financial performance are each subject to numerous conditions, uncertainties and risk factors, and, accordingly, no assurance can be given that Hughes will be able to successfully accomplish its strategic objectives or achieve such financial performance. The principal important risk factors which could cause actual performance and future actions to differ materially from the forward-looking statements made herein include economic conditions, product demand and market acceptance, government action, competition, technological risk and interruptions to production attributable to causes outside Hughes' control.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents at June 30, 1996 were $1,000.1 million, a decrease of $139.4 million from the $1,139.5 million reported at December 31, 1995. Net cash provided by operating activities for the six months ended June 30, 1996 of $357.6 million was more than offset by cash used in investing and financing activities. Net cash used in investing activities was primarily attributable to capital expenditures of $293.9 million and an increase in telecommunications and other equipment of $91.2 million, offset by proceeds from the sale and leaseback of satellite transponders with General Motors Acceptance Corporation of $252.0 million. Net cash used in financing activities included the repayment of a $302.7 million note payable related to the 1995

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

acquisition of Magnavox and cash dividends paid to General Motors of $192.0 million, partially offset by cash proceeds from the sale of a minority interest in DIRECTV of $137.5 million.

     As a measure of liquidity, Hughes' current ratio (ratio of current assets to current liabilities) increased to 1.71 at June 30, 1996 from 1.58 at December 31, 1995. Working capital increased to $2,995.7 million at June 30, 1996 from $2,502.0 million at December 31, 1995.

     Capital expenditures, including expenditures for telecommunications and other equipment, were $397.8 million through June 30, 1996, compared with $308.4 million for the comparable period in 1995.

     Notes and loans payable decreased from $432.5 million at December 31, 1995 to $270.9 million at June 30, 1996. The decrease is primarily due to the repayment of the $302.7 million note payable related to the 1995 acquisition of Magnavox, offset in part by the reclassification of $150.0 million of debt from non-current to current. This reclassification of debt also caused long-term debt and capitalized leases to decrease from $258.8 million at December 31, 1995 to $107.6 million at June 30, 1996. The ratio of long-term debt to the total of such debt and proforma stockholder's equity improved to 1.7% at June 30, 1996 from 4.4% at December 31, 1995.

                               SUPPLEMENTAL DATA

     The Consolidated Financial Statements reflect the application of purchase accounting adjustments as described in Note 3 to the Consolidated Financial Statements. However, as provided in GM's Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. More specifically, amortization of these intangible assets associated with GM's purchase of Hughes Aircraft Company amounted to $30.6 million and $30.9 million for the second quarters of 1996 and 1995, respectively. Such amounts were excluded from the earnings available for the payment of dividends on GM Class H common stock and were charged against the earnings available for the payment of dividends on GM's $1 2/3 par value stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes Aircraft Company were $2,784.6 million at June 30, 1996 and $2,845.8 million at December 31, 1995.

     In order to provide additional analytical data to the users of Hughes' financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of Hughes available for the payment of dividends on the GM Class H common stock is determined, the pro forma data exclude purchase accounting adjustments related to General Motors' acquisition of Hughes Aircraft Company. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in Hughes.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

SUMMARY PRO FORMA FINANCIAL DATA*

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)

                                                                                   SIX MONTHS ENDED
                                                            SECOND QUARTER             JUNE 30,
                                                         --------------------    --------------------
                                                           1996        1995        1996        1995
                                                         --------    --------    --------    --------
                                                                     (DOLLARS IN MILLIONS
                                                                  EXCEPT PER SHARE AMOUNTS)
Total Revenues........................................   $4,062.5    $3,723.6    $7,799.2    $7,302.4
Total Costs and Expenses..............................    3,583.6     3,256.4     6,817.2     6,400.9
                                                         --------    --------    --------    --------
Income before Income Taxes............................      478.9       467.2       982.0       901.5
Income taxes..........................................      172.3       178.8       363.7       344.2
                                                         --------    --------    --------    --------
Earnings Used for Computation of Available Separate
  Consolidated Net Income.............................   $  306.6    $  288.4    $  618.3    $  557.3
                                                         ========    ========    ========    ========
Earnings Attributable to General Motors Class H Common
  Stock on a Per Share Basis..........................      $0.77       $0.72       $1.55       $1.39
                                                         ========    ========    ========    ========

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
(UNAUDITED)

                                                                       JUNE 30,      DECEMBER 31,
                                                                         1996            1995
                                                                       ---------     ------------
                                                                         (DOLLARS IN MILLIONS)
                               ASSETS
Total Current Assets................................................   $ 7,219.2      $  6,810.8
Property -- Net.....................................................     2,813.6         2,739.2
Telecommunications and Other Equipment -- Net.......................     1,078.1         1,175.1
Intangible Assets, Investments, and Other Assets -- Net.............     2,386.5         2,403.5
                                                                       ---------      ----------
Total Assets........................................................   $13,497.4      $ 13,128.6
                                                                       =========      ==========
                LIABILITIES AND STOCKHOLDER'S EQUITY
Total Current Liabilities...........................................   $ 4,223.5      $  4,308.8
Long-Term Debt and Capitalized Leases...............................       107.6           258.8
Postretirement Benefits Other Than Pensions, Other Liabilities, and
  Deferred Credits..................................................     3,056.2         2,881.1
Total Stockholder's Equity**........................................     6,110.1         5,679.9
                                                                       ---------      ----------
Total Liabilities and Stockholder's Equity**........................   $13,497.4      $ 13,128.6
                                                                       =========      ==========

- -------------------------
 * The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company.

** General Motors' equity in its wholly-owned subsidiary, Hughes. Holders of GM
   Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

PRO FORMA SELECTED SEGMENT DATA
(UNAUDITED)

                                                                                 SIX MONTHS ENDED
                                                        SECOND QUARTER               JUNE 30,
                                                     ---------------------     ---------------------
                                                       1996         1995         1996         1995
                                                     --------     --------     --------     --------
                                                                  (DOLLARS IN MILLIONS)
AUTOMOTIVE ELECTRONICS
Revenues
  Amount..........................................   $1,554.0     $1,484.8     $2,825.8     $2,981.0
  As a percentage of Hughes Revenues..............       38.3%        39.9%        36.2%        40.8%
Net Sales.........................................   $1,540.2     $1,462.7     $2,800.4     $2,935.4
Operating Profit(1)...............................   $  236.4     $  248.8     $  395.7     $  504.2
Operating Profit Margin(2)........................       15.3%        17.0%        14.1%        17.2%
Depreciation and Amortization.....................   $   50.5     $   43.5     $   99.3     $   86.3
Capital Expenditures..............................   $   52.1     $   57.9     $  102.4     $  110.8
TELECOMMUNICATIONS AND SPACE
Revenues
  Amount..........................................   $  951.9     $  747.4     $1,888.3     $1,394.1
  As a percentage of Hughes Revenues..............       23.4%        20.1%        24.2%        19.1%
Net Sales.........................................   $  950.3     $  751.4     $1,771.3     $1,408.0
Operating Profit(1)...............................   $   57.0     $   45.9     $  131.5     $   77.4
Operating Profit Margin(2)........................        6.0%         6.1%         7.4%         5.5%
Depreciation and Amortization(3)..................   $   41.7     $   40.9     $   87.9     $   78.1
Capital Expenditures(4)...........................   $  165.3     $  104.1     $  235.6     $  143.4
AEROSPACE AND DEFENSE SYSTEMS
Revenues
  Amount..........................................   $1,510.4     $1,432.5     $3,022.8     $2,817.5
  As a percentage of Hughes Revenues..............       37.2%        38.5%        38.8%        38.6%
Net Sales.........................................   $1,512.0     $1,426.9     $3,014.2     $2,810.0
Operating Profit(1)...............................   $  161.4     $  163.6     $  319.3     $  317.1
Operating Profit Margin(2)........................       10.7%        11.5%        10.6%        11.3%
Depreciation and Amortization(3)..................   $   33.3     $   35.0     $   66.0     $   64.5
Capital Expenditures..............................   $   26.6     $   30.1     $   55.1     $   50.8
CORPORATE AND OTHER
Operating Loss(1).................................   $  (4.4)     $  (5.1)     $ (10.9)     $ (19.9)

- -------------------------
 * The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company.

(1) Net Sales less Total Costs and Expenses other than Interest Expense.

(2) Operating Profit as a percentage of Net Sales.

(3) Excludes amortization arising from purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company amounting to $5.3 million in each of the second quarters and $10.6 million in each of the six-month periods for the Telecommunications and Space segment; and $25.2 million in each of the second quarters and $50.4 million in each of the six-month periods for the Aerospace and Defense Systems segment.

(4) Includes expenditures related to telecommunications and other equipment amounting to $87.9 million, $73.3 million, $103.9 million, and $82.8 million, respectively.

                HUGHES ELECTRONICS CORPORATION AND SUBSIDIARIES

SUMMARY PRO FORMA FINANCIAL DATA* -- CONCLUDED

PRO FORMA SELECTED FINANCIAL DATA
(UNAUDITED)

                                                                                 SIX MONTHS ENDED
                                                        SECOND QUARTER               JUNE 30,
                                                     ---------------------     ---------------------
                                                       1996         1995         1996         1995
                                                     --------     --------     --------     --------
                                                     (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Operating profit..................................   $  450.4     $  453.2     $  835.6     $  878.8
Income before income taxes........................   $  478.9     $  467.2     $  982.0     $  901.5
Earnings used for computation of available
  separate consolidated net income................   $  306.6     $  288.4     $  618.3     $  557.3
Average number of GM Class H dividend
  base shares(1)..................................      399.9        399.9        399.9        399.9
Stockholder's Equity..............................   $6,110.1     $5,348.1     $6,110.1     $5,348.1
Dividends per share of GM Class H common stock....   $   0.24     $   0.23     $   0.48     $   0.46
Working capital...................................   $2,995.7     $2,921.8     $2,995.7     $2,921.8
Operating profit as a percent of net sales........       11.2%        12.2%        10.9%        12.1%
Pre-tax income as a percent of net sales..........       11.9%        12.6%        12.8%        12.4%
Net income as a percent of net sales..............        7.6%         7.8%         8.1%         7.7%

- -------------------------
 * The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company.

(1) Class H dividend base shares is used in calculating earnings attributable to GM Class H common stock on a per share basis. This is not the same as the average number of GM Class H shares outstanding, which was 98.2 million for the second quarter of 1996 and 95.4 million for the second quarter of 1995.

                                 * * * * * * *